UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2012

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______ to ______

Commission File Number: 001-34190

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOME BANK PROFIT SHARING 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HOME BANCORP, INC.

503 Kaliste Saloom Road

Lafayette, Louisiana 70508

FORM 11-K – HOME BANK PROFIT SHARING 401(k) PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule of Assets (Held at End of Year)	10

Signatures	11

Exhibit:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm	12

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Home Bank Profit Sharing 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Home Bank Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with generally accepted accounting principles in the United State of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at year end as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hannis T. Bourgeois LLP

Baton Rouge, Louisiana

June 24, 2013

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HOME BANK PROFIT SHARING 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Investments, at fair value	$10,912,170	$9,154,016
Receivables:
Employer contributions	5,469	1,796
Notes receivable from participants	80,296	75,602
Total receivables	85,765	77,398
Net assets available for benefits, at fair value	10,997,935	9,231,414

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(40,325)	(54,850)

Net assets available for benefits	$10,957,610	$9,176,564

The accompanying notes are an integral part of these financial statements.

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HOME BANK PROFIT SHARING 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2012
Additions:
Contributions:
Employer	$394,235
Participants	675,352
Rollover	241,903
Total contributions	1,311,490

Interest income on notes receivable from participants	4,484
Net appreciation in fair value of investments	1,248,046
Total additions	2,564,020

Deductions:
Benefits paid to participants	778,591
Administrative expenses	4,383
Total deductions	782,974

Net increase in net assets available for benefits	1,781,046

Net assets available for benefits:
Beginning of year	9,176,564
End of year	$10,957,610

The accompanying notes are an integral part of these financial statements.

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HOME BANK PROFIT SHARING 401(k) PLAN

Notes to Financial Statements

1. Plan Description

General

The following description of the Home Bank Profit Sharing 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all employees who are at least 21 years old and who have six months of service with Home Bank (the “Bank”), the sponsor of the Plan and wholly-owned subsidiary of Home Bancorp, Inc. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Eligible participants may elect to contribute, on a pre-tax basis, from 1% to 75% of their compensation, as defined in the Plan document, subject to certain limitations.   The Bank may make a discretionary matching and/or profit sharing contribution as determined each year.  For the years ended December 31, 2012 and 2011, the Bank made matching contributions equal to participant deferrals not to exceed 4% of participant compensation. No profit sharing contributions were made for the years ended December 31, 2012 and 2011. Participants age 50 or older may also make catch-up contributions up to limits specified under the Internal Revenue Code (“IRC”), but such contributions are not taken into account for purposes of determining the Bank’s matching contribution.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer’s matching and discretionary contribution portions of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after six years of credited service. Prior to death or retirement, participants vest in employer contributions and related earnings in accordance with the following schedule:

Years of Service	Vested Percent
1 year	- %
2 years	20
3 years	40
4 years	60
5 years	80
6 years	100

On the occurrence of death, disability, retirement or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

Payment of Benefits

Participants may elect to receive their account value in a lump-sum distribution or, if eligible, in the form of an IRA rollover when they terminate employment or because of death, disability or retirement.  Participants may also transfer their account balance to another tax deferred qualified plan.  In accordance with the Plan provisions, hardship withdrawals and certain in-service distributions may be made by the Plan.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Bank’s matching contributions and allocations of the Plan’s investment income or losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

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Forfeited Accounts

At December 31, 2012 and 2011, the Plan had forfeited nonvested accounts of $55,032 and $14,658, respectively. In 2012 and 2011, employer contributions were reduced by $1,576 and $944, respectively, from forfeited nonvested accounts. These accounts will be used to reduce future employer contributions.

Notes Receivable from Participants

Participants may borrow from their accounts amounts ranging from a minimum of $1,000 to a maximum of 50% of the account balance, not to exceed $50,000.  Loan maturities generally range from one to five years, but may extend up to ten years for the purchase of a primary residence.   The loans are collateralized by the balance in the participant’s account.  The outstanding loan balances carried an interest rate of 7.00% for both 2012 and 2011.  Principal and interest are paid ratably through semi-monthly payroll deductions.

Investment Options

Under the provisions of the Plan, participating employees may direct contributions to various investment options, including a common collective trust fund, mutual funds and a common stock fund for Home Bancorp, Inc. The Home Bancorp Stock Funds hold common stock of Home Bancorp, Inc. and uninvested cash to meet certain distributions and, on a short-term basis, pending investment in additional Home Bancorp, Inc. common stock.   Participants have the ability to change investment elections and transfer funds among the various fund options on a daily basis. The investment in the guaranteed investment contract is not an investment option for participants but was transferred into the Plan in a previous year from another terminating plan of the plan sponsor.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting and all assets of the Plan are participant directed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments are stated at fair value.  Home Bancorp, Inc. common stock is valued using quoted market prices.  Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end.  The Plan's interest in the common/collective trust is valued based on the daily net asset value of the fund as determined by the issuer of the fund.

As described in Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) Topic 946, Financial Services – Investment Companies, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in these fully benefit-responsive investment contracts through a common/collective trust.  As required by the ASC 946, the statements of net assets available for benefits present the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

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As of December 31, 2012 and 2011, the Plan invests in a guaranteed investment contract with New York Life Insurance Company and the Federated Capital Preservation Fund, a common collective trust. The Plan reflected these investment contracts at fair value and recognized an adjustment from fair value to contract value of $(40,325) and $(54,850) as of December 31, 2012 and 2011, respectively, in the accompanying statements of net assets available for benefits. For the year ended December 31, 2012, the average yield of the Federated Capital Preservation Fund was 1.16% based on actual earnings and 2.28% based on interest rates credited to participants. For the year ended December 31, 2011, the average yield of the Federated Capital Preservation Fund was 1.74% based on actual earnings and 3.03% based on interest rates credited to participants.

Purchases and sales of investments are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

 Administrative Expenses

Investment management fees and administrative fees related to recordkeeping are charged against the earnings of the investment fund in which the participant funds are invested. Fees for certain transactions, such as withdrawals and loan processing, are charged directly to the account of the participant reporting such a transaction. Other administrative expenses of the Plan were paid by the Bank for 2012 and 2011.

Payment of Benefits

Benefits are recorded when paid.

3. Fair Value Measurements

The ASC Topic 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs to the valuation methodology consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. Level 2 inputs are based primarily on quoted prices for similar assets in active or inactive markets. Level 3 inputs are unobservable and are based on assumptions market participants would utilize in pricing the assets.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. When available, valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2012 and 2011.

Registered investment companies: The fair values of these securities are based on quoted market prices in an active market, which represent the net asset values of shares held by the Plan at year end.

Common/collective trust: The fair value of the investments in the common/collective trust is derived from the fair value of the underlying securities based on quoted market prices in an active market and short-term cash investments.

Affiliated stock: The Home Bancorp Inc. Stock Fund and Home Bancorp Inc. Restricted Stock Fund are accounts comprised of common stock of Home Bancorp, Inc. and short-term cash investments. The fair value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.

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Guaranteed investment contract: The guaranteed investment contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments.

The Plan’s investments are reported at fair value in the accompanying statement of net assets available for benefits. The methods used to measure fair value may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of the date indicated:

		Fair Value Measurements Using:
	Fair Value at December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered investment companies:
Bond funds	$1,065,989	$1,065,989	$-	$-
Equity funds	2,598,505	2,598,505	-	-
Growth funds	550,911	550,911	-	-
Mixed asset funds	683,294	683,294	-	-
Common/collective trusts	855,840	-	855,840	-
Affiliated stock	4,997,655	4,997,655	-	-
Guaranteed investment contract	159,976	-	159,976	-

Total	$10,912,170	$9,896,354	$1,015,816	$-

		Fair Value Measurements Using:
	Fair Value at December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered investment companies:
Bond funds	$966,020	$966,020	$-	$-
Equity funds	1,966,294	1,966,294	-	-
Growth funds	375,545	375,545	-	-
Mixed asset funds	644,563	644,563	-	-
Common/collective trusts	631,627	-	631,627	-
Affiliated stock	4,348,317	4,348,317	-	-
Guaranteed investment contract	221,650	-	221,650	-

Total	$9,154,016	$8,300,739	$853,277	$-

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4. Investments

The following is a detail of investments that represent 5% or more of net assets as of December 31, 2012 and 2011:

	December 31,
	2012	2011
Home Bancorp Inc. Stock Fund (1)	$4,997,655	$2,666,702
Home Bancorp Inc. Restricted Stock Fund (1)	-	1,681,615
BlackRock Global Allocation Fund Inc.	683,294	644,563
Federated Capital Preservation Fund	821,358	594,118

(1) Represents a party-in-interest to the Plan.

During 2012, the Plan’s investments (including gains and losses on investments bought, sold, transferred in and held during the year) appreciated in value by a net $1,248,046 as follows:

Year Ended December 31, 2012
Common/collective trusts	$8,090
Registered investment companies	463,079
Affiliated stock funds	769,031
Guaranteed investment contract	7,846

Total	$1,248,046

5. Risks and Uncertainties

The Plan provides for various investments in registered investment companies, a common/collective trust and common stock of Home Bancorp Inc.  Investment securities, in general, are exposed to various risks, such as overall market volatility, credit and interest rate risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such change could materially affect the value of participants’ account balances and the amounts to be reported in the statements of net assets available for benefits for future periods.

6. Related Party and Party-in-Interest Transactions

The Plan invests in Home Bancorp Inc. common stock, the parent company of the plan sponsor; these transactions qualify as related party transactions, which are exempt from the prohibited transaction rules. Fees incurred by the Plan for investment management services are paid to the trustee, and other fees related to the plan's operations are paid by the plan sponsor.

7. Tax Status

The Internal Revenue Service has determined and informed the Bank by a determination letter dated February 8, 2011, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and, therefore, believe that the Plan, as amended, is qualified and tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

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8. Plan Termination

While it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

9. Subsequent Events

The Plan evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments under generally accepted accounting standards.

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SUPPLEMENTAL SCHEDULE

HOME BANK PROFIT SHARING 401(k) PLAN

EIN: 72-0214660 PN: 002

Form 5500 Schedule H Line 4(i) – Schedule of Assets (Held at End of Year)

	Identity of Issuer	Description of Investment	December 31, 2012

	New York Life Insurance Company	Guaranteed Investment Contract	$159,976
	Franklin	Franklin Total Return Fund A	113,674
	American Funds	American Funds Growth Fund of Amer R3	256,742
	BlackRock	BlackRock Large Cap Growth Fund	238,251
	Victory	Victory Special Value A	204,074
	Davis	Davis NY Venture Fund A	62,302
	BlackRock	BlackRock Global Allocation Fund Inc.	683,294
	Thornburg	Thornburg International Value A	243,082
	Franklin	GM Franklin Total Return Fund A	381,733
	American Funds	GM American Funds Growth Fund of Amer R3	124,456
	BlackRock	GM BlackRock Large Cap Growth Fund	39,030
	Davis	GM Davis NY Venture Fund A	194,466
	Victory	GM Victory Special Value A	285,004
	Thornburg	GM Thornburg International Value A	475,220
*	Home Bancorp	Home Bancorp Inc. Stock Fund	4,997,655
	American Century	American Century Government Bond Fund	235,061
	BlackRock	BlackRock Equity Dividend Fund	54,634
	BlackRock	BlackRock Small Cap Growth Equity Portfolio	100,841
	Columbia	Columbia Small Cap Value 1 Fund A	159,008
	American Century	GM American Century Government Bond Fund	335,521
	BlackRock	GM BlackRock Equity Dividend Fund	154,136
	BlackRock	GM BlackRock Small Cap Growth Equity Portfolio	68,872
	Columbia	GM Columbia Small Cap Value 1 Fund A	107,718
	Federated Investors	Federated Capital Preservation Fund CL SP	821,358
	Federated Investors	GM Federated Capital Preservation Fund CL SP	34,482
	MFS	MFS Value Fund A	244,908
	MFS	GM MFS Value Fund A	83,193
	J.P. Morgan Chase	J.P. Morgan U.S. Equity Fund A	53,479
			10,912,170
	Participant’s loan accounts	Various rates and maturities	80,296
	Total investments, at fair value		10,992,466
	Contract value adjustment		(40,325)
	Total investments		$10,952,141

Cost information has not been included above because all included investments are participant directed.

*Indicates party-in-interest to the Plan.

See Report of Independent Registered Public Accounting Firm.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HOME BANK PROFIT SHARING 401(k) PLAN

Date: June 24, 2013	By:	/s/ John W. Bordelon
John W. Bordelon
President and Chief Executive Officer of Home Bank, the Plan Administrator

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